UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3/A
(Rule 13e-100)
Transaction Statement under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 thereunder
Rule 13e-3 Transaction Statement under Section 13(e) of the
Securities Exchange Act of 1934
(Amendment No. 2 - Final Amendment)

Tiens Biotech Group (USA), Inc.

(Name of Issuer)

TIENS BIOTECH GROUP, INC.
TIENS (USA) INVESTMENT HOLDINGS GROUP OVERSEAS LIMITED
TIENS INTERNATIONAL INVESTMENT HOLDINGS GROUP LIMITED
TIENS INVESTMENT HOLDINGS GROUP LIMITED
MR. JINYUAN LI

(Names of Filing Persons (Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

88650T104

(CUSIP Number of Class of Securities)

Chunchun Yu Tianshi Group Co., Ltd No. 17, Xinyuan Road, Wuqing New Tech Industrial Park Tianjin, China (86) 22-82137442 Phone (86) 22-82118241 Fax	Douglas Freeman O’Melveny & Myers LLP 31st Floor AIA Central 1 Connaught Road Central Hong Kong S.A.R. (852) 3512-2300 Phone (852) 2522-1760 Fax

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☑	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☑

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 6,026,167.92	$699.64***

*
The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended. The calculation assumes the purchase of all outstanding shares of the Issuer (other than the 67,830,000 shares already beneficially owned by the Filing Persons) at a purchase price of $1.72 in cash per share. There were 3,503,586 shares of Common Stock of Tiens Biotech Group (USA), Inc. outstanding that were not beneficially owned by the Filing Persons as of June 24, 2011.

**	The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Exchange Act. The fee is calculated by multiplying the transaction valuation by .00011610.

***	Previously paid.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS

Item 16. Exhibits
SIGNATURES

EXPLANATORY NOTE

     This Amendment No. 2 is being filed as the final amendment to the Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) filed by Tiens Biotech Group, Inc. (“New Tiens”), TIENS (USA) Investment Holdings Group Overseas Limited (“TIH”), TIENS International Investment Holdings Group Limited (“TII”), Tiens Investment Holdings Group Limited (“TIL”) and Mr. Jinyuan Li (together with New Tiens, TIH, TII and TIL, the “Filing Persons”) on June 27, 2011, as amended and restated by Amendment No. 1 to the Schedule 13E-3 filed on July 12, 2011, in connection with the short-form merger of New Tiens with Tiens Biotech Group (USA), Inc. (“TBG”), pursuant to Section 253 of the Delaware General Corporation Law (“DGCL”). All information set forth in this final amendment should be read in conjunction with the information contained or incorporated by reference in the Schedule 13E-3, as amended to date.

     The merger of New Tiens with TBG pursuant to Section 253 of the DGCL became effective on August 11, 2011 (the “Effective Date”). New Tiens is the corporation surviving the merger, and as a result of the merger is now a privately held wholly-owned subsidiary of TIH.

     Pursuant to the terms of the merger, each outstanding share of common stock (other than shares held by New Tiens, shared held in treasury and shares with respect to which appraisal rights have been properly exercised and not withdrawn or lost) was converted into the right to receive $1.72 per share in cash, without interest. Notices of Merger and Appraisal Rights and Letters of Transmittal will be mailed to the former holders of such shares by the paying agent for the short-form merger as promptly as practicable, but in no event later than ten calendar days following the date the merger became effective, and should be read carefully.

     Item 16. Exhibits

Exhibit
Number	Description

(a)(1)	Letter from Tiens Biotech Group, Inc to Stockholders of Tiens Biotech Group (USA), Inc. *

(a)(2)	Form of Notice of Merger and Appraisal Rights *

(b)	None

(c)(1)	Letter Summarizing the Valuation Analysis Performed by Piper Jaffray & Co. dated June 20, 2011*

(c)(2)	Discussion Materials dated June 20, 2011 prepared for the Board of Directors of Tiens (USA) Investment Holdings Group Overseas Limited by Piper Jaffray & Co.*

(d)	Contribution Agreement by and between Tiens Biotech Group, Inc. and Tiens (USA) Investment Holdings Group Overseas Limited dated June 27, 2011*

(f)	Delaware General Corporation Law Section 262 — Appraisal Rights*

(g)	None

*	Previously filed

SIGNATURES

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13E-3 is true, complete and correct.

Dated: August 11, 2011

TIENS BIOTECH GROUP, INC.
By:	/s/ Jinyuan Li
Name:	Jinyuan Li
Title:	President
TIENS (USA) INVESTMENT HOLDINGS GROUP OVERSEAS LIMITED
By:	/s/ Jinyuan Li
Name:	Jinyuan Li
Title:	Director

TIENS INTERNATIONAL INVESTMENT HOLDINGS GROUP LIMITED
By:	/s/ Jinyuan Li
Name:	Jinyuan Li
Title:	Director

TIENS INVESTMENT HOLDINGS GROUP LIMITED
By:	/s/ Jinyuan Li
Name:	Jinyuan Li
Title:	Authorized Person

JINYUAN LI
/s/ Jinyuan Li

SIGNATURE PAGE TO SCHEDULE 13E-3